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THOMAS WARDELL Direct Phone: 404.527.4990 Direct Fax: 404.527.4198 Cell Phone: 404.797.1077		EMAIL ADDRESS twardell@mckennalong.com
April 29, 2014

Mr. Larry Spirgel

Assistant Director

Securities and Exchange Commission

Washington, DC 20549

Re:	ADTRAN, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
File No. 000-24612
Filed February 27, 2014
Your Comment Letter of April 24, 2014

Dear Mr. Spirgel:

We are counsel for the above-referenced registrant and this letter will confirm my conversation with Mr. Kempf of today concerning the need for an extension. The Company is in the middle of preparations for its Annual Meetings which will be held on May 14, 2014. A proper response to this comment will require both the financial resources of the Company as well as of its auditors and, given the necessity of present preparation for the shareholders’ meeting, we respectfully request an extension for an additional ten business days, which I believe would extend the due date to May 22, 2014. In addition, various parties who would be participating in the preparation and review of this response are travelling and, therefore, participation is impacted by their travel schedules. If I need to be reached, I can be reached at my above-referenced cell phone number, as I am presently travelling.

Thank you very much.

Very truly yours, /s/ Thomas Wardell Thomas Wardell

TW:lar